UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934


                            THE DIANA CORPORATION
                              (Name of Issuer)

                   Common Stock, par value $1.00 per share
                       (Title of Class of Securities)

                                 809180-10-2
                               (CUSIP Number)

                             George M. Weischadle
                         Sattel Technologies, Inc.
                          9145 Deering Avenue
                          Chatsworth, California  91311
                               (818) 718-6437

                                  Copies to:

                         Timothy R. Greenleaf, Esq.
                         Fulbright & Jaworski L.L.P.
                           865 S. Figueroa Street
                                 29th Floor
                        Los Angeles, California 90017
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                              January 16, 1996
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement. XX (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act, but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D


CUSIP No. 809180-10-2                                      Page   of   Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     (a)  Sattel Technologies, Inc.
          95-3966863

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO
     ITEMS 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     (a)  California
NUMBER         7.   SOLE VOTING POWER
OF                  (a)   350,000

SHARES         8.   SHARED VOTING POWER
BENEFICIALLY        (a)   0

OWNED BY       9.   SOLE DISPOSITIVE POWER
EACH                (a)   350,000

REPORTING      10.  SHARED DISPOSITIVE POWER
PERSON WITH         (a)   0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
                    (a)   350,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    (a)   8.5%

14.  TYPE OF REPORTING PERSON
                    (a)   CO

ITEM 1.   SECURITY AND ISSUER

          This statement on Schedule 13D, dated January 26, 1996 (the "Schedule 13D"), relates to the Common Stock, par value $1.00 per share (the "Common Stock") of The Diana Corporation, a Delaware corporation (the "Company"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended. The address of the principal executive offices of the Company is 8200 W. Brown Deer Road, Suite 200, Milwaukee, Wisconsin 53223.

ITEM 2.   IDENTITY AND BACKGROUND

          This Schedule 13D is being filed by Sattel Technologies, Inc., a California corporation ("Sattel"). The principal business and office address of Sattel is 9145 Deering Ave., Chatsworth, California 91311.
          The principal business of Sattel is telecommunications equipment design and manufacturing.
          The name, business address and principal occupation and address of employment of each executive officer, director and controlling person of Sattel are set forth on Exhibit A attached hereto and incorporated herein by this reference.
          Neither Sattel nor, to its knowledge, any executive officer, director or controlling person of Sattel has, during the last five years, been convicted in a criminal proceeding, or it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER
CONSIDERATION

          All the 350,000 shares of Common Stock acquired by Sattel were acquired in exchange for shares in Sattel Communications Corp., a Nevada corporation, pursuant to an Exchange Agreement, dated January 16, 1996, by and between Sattel and the Company, a copy of which is attached hereto as Exhibit B and incorporated herein by this reference.

ITEM 4.   PURPOSE OF TRANSACTION

          Sattel acquired the shares of Common Stock for the purpose of investment. Sattel may maintain its investment at current levels or sell all or a part of its investment. In any such case, the decision by Sattel would depend upon a continuing evaluation of the Company's business, prospects and financial condition, the market for the shares of Common Stock, other investment opportunities available to Sattel, general economic conditions, stock market conditions, availability of funds and other factors and future developments that Sattel may deem relevant from time to time. Any acquisition or disposition of shares of Common Stock by Sattel may be effected through open market or privately negotiated transactions, or otherwise. Except to the extent set forth above, or in any other Item hereof, Sattel does not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) As of January 16, 1996, Sattel beneficially owned a total of 350,000 shares of the Common Stock of the Company, constituting approximately 8.5% of the shares of Common Stock then outstanding, based on 4,128,520 shares of Common Stock outstanding.

          (b) Sattel has sole voting and dispositive power with respect to all 350,000 shares of Common Stock.

          (c) No transactions in the Common Stock were effected during the past 60 days by Sattel (except as described in this Schedule 13D) or, to the best of Sattel's knowledge, by any executive officer, director or controlling person of Sattel.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

          (e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          The Company granted Sattel certain registration rights (the "Registration Rights") with respect to its 350,000 shares of Company Common
Stock. The Registration Rights are set forth on Exhibit A to the Exchange Agreement, which is attached to this Schedule 13D as Exhibit B and incorporated herein by this reference.

          Subject to certain exceptions, pursuant to the Registration Rights, the Company has agreed to file with the Securities and Exchange Commission and use its reasonable best efforts to cause to become effective a Registration Statement with respect to the offering by Sattel of its 350,000 shares of Company Common Stock. Subject to certain exceptions, the Company is required to keep the Registration Statement effective until the earlier of the date on which Sattel has transferred all of the Company Common Stock on January 16, 1998. Subject to certain exceptions, Sattel will be permitted to sell under the Registration Statement, up to 50,000 shares of Company Common Stock at any time following the date on which the Registration Statement becomes effective, an additional 150,000 shares of Company Common Stock at any time after 12 months following January 16, 1996, and the remaining 150,000 shares of Company Common Stock at any time after 18 months following January 16, 1996; provided that if the closing price on the New York Stock Exchange ("NYSE") of a share of Company Common Stock shall on any date be equal to or greater than 125% of the closing price on the NYSE of a share of Company Common Stock on January 16, 1996, then Sattel shall thereafter be permitted to sell all of its shares of Company Common Stock.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Exhibit A. Name, Business Address and Present Principal Occupation
                     and Address of Employment of Each Executive Officer, Director and Controlling Person of Sattel.

          Exhibit B. Exchange Agreement, dated January 16, 1996, by and between The Diana Corporation and Sattel Technologies, Inc., with a copy of the Registration Rights attached as Exhibit A

                                       SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 26, 1996       SATTEL TECHNOLOGIES, INC.


                               By: /s/ George M. Weischadle
                                    Name:     George M. Weischadle
                                    Title:    President